

March 14, 2013

<u>Via E-mail</u>
Stanley Dickson
Chief Financial Officer
Patriot Federal Bank
211 Eerie Boulevard
Canajoharie, New York 13317

> **Re:** **Patriot Federal Bank**
> **Registration Statement on Form 1-A**
> **Filed February 20, 2013**
> **File No. 024-10345**

Dear Mr. Dickson:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form 1-A</u>

<u>General</u>

1. Revise to move the financial statements into the Offering Circular and out of the Exhibits. In addition, add the independent accountants' consent as an Exhibit.

<u>Preliminary Offering Circular, cover page</u>

2. Revise the last sentence in the second paragraph to disclose that the funds will be held in escrow until the $3 million minimum is received.

<u>Questions and Answers Relating to the Rights Offering</u>

<u>General</u>

3. Revise to add a Q&A regarding whether the Company's Officers and Directors intend to subscribe and to what extent. In addition, as we note from page 44, revise to add a Q&A regarding the lack of the Board's recommendation.

Am I required to exercise the rights I receive in the rights offering?, page 14

4. We note your discussion of the offering's possible dilutive effects on share price on page 32. Please revise your disclosure in the Q&A to reflect the possible dilutive effects on share price, and revise the discussion on page 32 to include the specific dilutive effect on share price.

Are we requiring a minimum subscription to complete the rights offering?, page 15

5. Please revise to note that no minimum individual subscription is required to participate in the offering but that an aggregate subscription of a minimum of $3 million is required for the offering to be completed.

Risk Factors, page 25

General

6. We note that approximately 70% of your loan portfolio is comprised of residential real estate loans. Please discuss the specific risks associated with such a concentration.

We may not successfully open our new office in Amsterdam., page 26

7. Please briefly discuss the costs associated with the Amsterdam location.

If you do not fully exercise your basic subscription privilege …, page 31

8. Please revise to also give the approximate ownership dilution percentage for those failing to subscribe assuming a minimum offering ($3 million).

Use of Proceeds, page 36

9. We note that you ultimately intend to use a portion of the proceeds from this offering to support asset growth of the Amsterdam branch location. Please provide more detail regarding the assets that will be purchased as well as their anticipated cost.

The Supplemental Offering, page 45

10. What specific criteria will you be using in determining eligibility for the supplemental offering? Additionally, please note in this section that the minimum subscription requirement in the supplemental offering is 4,000 shares.

Capitalization, page 49

11. Please note how many shares are authorized.

Our Company

Business Strategy, page 52

12. We note that your strategy in Amsterdam is to differentiate yourselves from competitors. Please provide more detail regarding this strategy.

Management Changes, page 55

13. We note that former CEO Gordon Coleman will remain a member of the board of directors and serve as a consultant to the board and management for a period of eleven years with a salary of $100,000 per year. Please include the terms of Mr. Coleman's agreement under the Management section later in the document. Additionally, please provide Mr. Coleman's contract as an Exhibit or provide an explanation as to why you do not believe the contract is material.

Management's Discussion and Analysis…, page 57

General

14. Please revise your next amendment to disclose the information required by Item 1.C of Industry Guide 3.

15. Please revise your next amendment to disclose the information required by Items II-V of Industry Guide 3 to the extent it is relevant and material to your operations.

Non-Interest Expenses, page 62

16. Why have legal expenses increased by 24.5% between 2011 and 2012?

Asset growth, page 62

17. Please revise to provide more details of your "migration plan." In this regard, does the plan anticipate sale of investment securities, continued sales of mortgage loans, shift to higher-yielding loans (non-residential), lowering underwriting criteria, etc.

United States Federal Income Taxation, page 68

18. Revise to disclose that the discussion is based on management's belief and no tax opinion was sought or is provided.

Management

Business Experience of Directors and Executive Officers, page 75

19. Consider providing similar biographical information for CEO Kathleen Wolfe as provided for other named executive officers.

Certain Transactions with Directors and Officers, page 77

20. As required by Item 11 of Form 1-A, specifically name the director and, if practicable, his or her interest in the insurance agency.

Security Ownership of Certain Beneficial Owners and Management, page 77

21. Please provide revised ownership figures for your directors and executive officers to reflect participation in the DRIP plan.

22. As required by Item 10 of Form 1-A, provide a column detailing the amount of shares that will beneficially owned after the offering.

23. As required by Item 10(a)(2) of Form 1-A, provide information on shares held by all officers and directors as a group.

Bylaws

24. Please include the updated version of your bylaws.

Legal Opinion, page 96

25. Please ensure that the contact information for Mackenzie Hughes LLP is legible.

Financial Statements for the Years Ended December 31, 2012 and 2011

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies
Provision and Allowance for Loan Loss, F-9

26. Please revise your next amendment to include the required disclosures for each major category of asset or liability measured at fair value on a nonrecurring basis during the period presented under ASC 820-10-50-5. Please consider disclosing the fair value information related to nonrecurring measurements in a tabular format similar to your disclosure of assets and liabilities measured at fair value on a recurring basis on page F-25. Additionally, revise your next amendment to disclose how often you obtain updated appraisals for your collateral-dependent impaired loans, including any noted differences by loan type. In your revision, please also disclose any adjustments you make to appraised values, including those made as a result of outdated appraisals and how this information is considered in your determination of the allowance for loan losses.

Note 15. Fair Value of Financial Assets and Liabilities, F-22

27. Please revise future filings to include the disclosure requirements of ASC 820-10-50-2E for each class of assets and liabilities not measured at fair value in the statement of financial position but for which the fair value is disclosed.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney

cc.   Via E-mail
        Richard Engel
        Michael Stanczyk
        Stevens & Lee, P.C.